Via Facsimile and U.S. Mail
Mail Stop 6010

May 15, 2006

Mr. Richard J. Carbone
Senior Vice President and Chief Financial Officer
Prudential Financial, Inc.
751 Broad Street
Newark, NJ 07102

> **Re: Prudential Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 1-16707**

Dear Mr. Carbone:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Management's Discussion and Analysis, page 57

Contractual Obligations, page 133

1.   In footnote (4) to your contractual obligations table you indicate that you exclude liabilities for future policy benefits of approximately $84.4 billion and policyholder account balances of approximately $61.4 billion as of December 31, 2005 because the timing of payment of these liabilities is not reasonably fixed and determinable. Although we acknowledge that the specific dates of payment may not be known, we do not understand why reasonable estimates of the timing of payments cannot be made when it appears that you have information available to reasonably estimate these obligations. Please provide us in a disclosure-type format a contractual obligation table that includes the estimated timing of payment of your future policy benefits and policyholder account balances.

Otherwise please explain to us why you cannot reasonably estimate the timing of these payments and how this inability to reasonably estimate the timing of payments affects your estimate of the liabilities recorded and the asset/liability management process.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that provides the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Staff Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant